Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS THE SCRIPT FOR A CONFERENCE CALL HELD BY DIMON

INCORPORATED WITH ITS EMPLOYEES ON NOVEMBER 8, 2004]

DANVILLE EMPLOYEE CALL SCRIPT

Brian Harker

Introduction

•	Good morning, and thank you for joining me here today. With me is Pete Harrison, who is probably familiar to many of you as the Chairman and CEO of Standard Commercial.

•	Pete is joining me here today, because early this morning we announced that DIMON has entered into an agreement to merge with Standard Commercial Corporation to create a substantially stronger and more capable global tobacco leaf supplier. Our combined company will initially be referred to as DimonStandard, but we intend to operate under a completely new name.

•	I’d like to take this opportunity to discuss with you why we believe this merger is an excellent step for us, how it builds on and strengthens our businesses and ongoing strategy, and next steps for all of us as we move ahead in the merger process.

•	Then, I’ll turn the floor over to Pete, who would like the opportunity to introduce himself to all of you, before we open it up for questions.

Merger and Merger Rationale

•	Just to give you some basic details of the transaction itself, based on closing prices for the stock of both companies on November 5, 2004, and on Standard Commercial’s total debt, net of cash, at June 30, 2004, the merger consideration implies an enterprise value for Standard Commercial of approximately $670 million.

•	I’d like to start by saying that our entire management team and Board of Directors support this merger for a number of key reasons. The central rationale behind this merger is that it will help us achieve our goal of driving profitable growth and building long-term value in what is a fast-evolving industry. In particular, combining our two companies keeps us in step with the changes confronting our customer base, and with the ongoing development of our customers’ most important needs.

•	There is no question that together we will be a substantially stronger and more capable global tobacco leaf supplier than either of our stand-alone companies. Our customers will benefit from our expanded capabilities in value-added services, industry-leading tobacco processing capability, information technology advancements, new product development, global agronomic programs, and—most importantly—a stronger and talented workforce.

•	And we also expect to benefit through the enhanced global resources, greater financial strength and increased operational agility that will result from the pooling of our two companies’ resources. All of this will allow us to more effectively address the industry-wide challenges that have faced us in recent years, and position ourselves for growth in the long run.

•	Of course, another major benefit of this merger is the fact that, from a cultural and organizational perspective, you could find no stronger fit than the one between our two companies. Standard Commercial shares the same core values that have always guided our organization – doing business with integrity, a strong commitment to our customers’ needs, being quick and responsive, keeping our business practices at leadership levels, and a strong commitment to our employees’ needs.

•	Strategically, financially, operationally and culturally, we are better together than we are apart. As we all know, our industry has and will continue to face challenges due to declining worldwide consumption trends and over-capacity of processing. Our customers have challenges of their own, including profit pressures, increasing taxation and increasing government regulation. We have all seen how these problems have affected us in the United States and we are now seeing these same trends emerge globally – for example increased excise taxes in Germany have resulted in a 20% decline in consumption in that market alone. There are many other examples of this type that will define the new operating environment for our industry. Together, our companies are far better positioned to succeed in this new environment.

Merger Integration

•	Now, having given you the broad brush strokes of why we believe this merger is a strong step forward, I’d like to discuss how we will proceed in the coming weeks and months in implementing the merger, and what this means for you.

•	In terms of company leadership, I will serve as Chairman and CEO, and Pete will serve as our President and Chief Operating Officer. It is expected that Pete will succeed me after two years. Above all, we’re focused on ensuring that our merged company will have a deep and experienced management team providing solid leadership for years to come.

•	As with any merger, a well-planned, clearly thought-out integration process that is fair and balanced is critical for success, and essential for employees. This is topmost in mind for both Pete as well as myself.

•	To accomplish this, an integration team will be formed and comprised of executives from both DIMON and Standard Commercial. The team will help determine the best means for achieving the merger’s full potential, including areas of the business where growth opportunities can be expanded, plans for continuing cost savings.

•

Now, we’re still very early in this process, so we haven’t made decisions on a broad range of details. We can’t, for example, speak to how specific facilities or functions may change. We are still in the process of determining where our global headquarters should be located. And we’ll be looking at ways that we can best mesh our two companies’ compensation and benefits and retirement plans.

•	We realize that this means that some of your initial questions may not be answerable. But you should know that we’re moving as quickly – but as thoroughly and thoughtfully – as possible.

•	Equally key, I want to emphasize to all of you that both companies and the integration team will have a total commitment to a balanced and fair process that is thoughtful in its approach and timetable. The integration process will take into account input from across our businesses. We will provide you with regular updates and more information as we move forward.

Introducing Pete Harrison

•	I’d now like to take this time to introduce to all of you Pete Harrison, Chairman and CEO of Standard Commercial, who would like to take this opportunity to say a few words to all of you. Pete?

Pete Harrison

•	Thanks, Brian. I’ve been acquainted with both Brian and DIMON for some years now, and I’d like to say that it’s a real honor to address all of you today. I am delighted that our companies will be joining together for a brighter future.

•	DIMON has built an outstanding reputation for sterling customer service and industry leadership over the years, and I know that’s due to the constant efforts of its employees.

•	Just to tell you a bit about myself: I first joined Standard Commercial in 1995 and have been in the tobacco industry for over 26 years.

•	As Brian has touched on, Standard Commercial and DIMON have in common many characteristics from a strategic standpoint. But equally important is the fact that we share the same values and approach towards the things that really matter in this business: excellent customer relationships; motivated, dedicated employees, and integrity.

•	When I look on all that we have built separately, I am very excited about everything that we can create as one enterprise going forward. I’m looking forward to meeting more of you in the coming weeks and months, and working more closely with Brian and the rest of the DIMON organization in the future.

•	Thanks very much for your time, and now I’ll hand things back to Brian.

Brian Harker

Conclusion

•	Thank you, Pete. Our merger is expected to close in the first half of 2005. Until the transaction closes, we must continue to run our companies separately. While I know this will not be an easy time for any of you because of the uncertainty, we will get through it as quickly as possible. In the meantime, it is important for us to remember that we have a business to run and each of us must continue to do our job with the same level of dedication after this announcement as before. This is critical to your Company and to each employee individually.

•	I’d like to give you my personal thanks for everything that you have done for our company. I know that I can continue to count on your focus and dedication as we move ahead to position ourselves for long-term success.

•	I believe DIMON and Standard Commercial encompass the best and the brightest of the entire industry. I have no doubt that, together, we have a very bright future with strong prospects.

•	Thank you, and I’ll now open it up for questions.

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for any financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in this presentation can be found in DIMON’s and Standard Commercial’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511 or to Standard Commercial Corporation, 2201 Miller Road, P.O. Box 450, Wilson, North Carolina 27894-0450, Attention: Investor Relations, (252) 291 5507.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.